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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-12471

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One): ☐ Form 10-K   ☐ Form 20-F    ☐ Form 11-K   ☒ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  March 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

THEMAVEN, INC.

Full Name of Registrant

2125 Western Avenue, Suite 502

Address of Principal Executive Office (Street and Number)

Seattle, WA 98121

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, verification and review of the information required to be presented in the Form 10-Q has required additional time rendering timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Martin Heimbigner	775	600-2765
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes   ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes    ☐ No

The Registrant expects to report a net loss of approximately $1,300,000 for the three months ended March 31, 2017. However, the Registrant cannot provide assurance that the final amounts will not be different than the amounts indicated pending the verification of all information required to be present in the Form 10-Q.

THEMAVEN, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2017	By:	/s/ Martin Heimbigner
Martin Heimbigner Chief Financial Officer